October 30, 2019

Mark E. Lehman
Chief Legal Officer
PolarityTE, Inc.
123 Wright Brothers Drive
Salt Lake City, Utah 84116

       Re: PolarityTE, Inc.
           Registration Statement on Form S-3
           Filed October 21, 2019
           File No. 333-234280

Dear Mr. Lehman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Gregory Dundas, Attorney Adviser, at (202) 551-3436 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Laura I. Bushnell, Esq.